UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 4) Cellcom Israel Ltd.
(Name of Issuer)
Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)
M2196U-10-9
(CUSIP Number)
Larisa Cohen, Adv. Discount Investment Corporation Ltd. The Triangular Tower, 44th Floor 3 Azrieli Center, Tel Aviv 6702301 Israel Tel: +972 3 6075888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 23, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. M2196U-10-9

1	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
Koor Industries Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐

3	SEC Use only

4	Source of funds (See Instructions)
OO

5	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0

	8	Shared Voting Power
56,205,018 (*)

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
52,792,518 (**)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
56,205,018 (*)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☒ (***)

13	Percent of Class Represented by Amount in Row (11)
47.72% (*)

14	Type of Reporting Person (See Instructions)
CO

(*)
Includes (i) 45,404,130 Ordinary Shares held by Koor Industries Ltd. ("Koor"), a wholly owned subsidiary of Discount Investment Corporation Ltd. ("DIC"); (ii) 1,578,550 options to purchase Ordinary Shares held by Koor; (iii) 3,412,500 Ordinary Shares, representing approximately 2.90% of the outstanding Ordinary Shares, held by two shareholders whose voting rights in respect of these shares are vested in Koor and whose dispositive power in respect of these shares is subject to certain rights of Koor (shares described in clauses (i) through (iii) collectively, the "Koor Shareholdings"); (iv) 5,809,838 Ordinary Shares, representing 5% of the outstanding Ordinary Shares held by Wior Communications Ltd. and Blejer Communications Ltd. (through a lending transaction two private Israeli companies, fully owned by Messrs. Mauricio Wior and Mario Blejer, respectively (the "Israeli Shareholders"). For further information on the lending transaction, see Item 6 below. Does not include 2,741 Ordinary Shares held by mutual funds, which are managed by a subsidiary of Epsilon Investment House Ltd. for the accounts of third-party clients., which is a direct subsidiary of Koor (“Epsilon”), and 21,256 Ordinary Shares held by unaffiliated third-party client accounts managed by Koor-Tadiran Provident Fund Ltd., a direct subsidiary of Koor (collectively, the "Epsilon Shareholdings"). The reporting person disclaims beneficial ownership of the Epsilon Shareholdings.

(**)	Does not include the aforesaid 3,412,500 Ordinary Shares of the Koor Shareholdings in connection with which Koor holds voting rights.

(***)	Does not include the Epsilon Shareholdings.

Page 2 of 17 pages

SCHEDULE 13D
CUSIP NO. M2196U-10-9

1	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
Discount Investment Corporation Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐

3	SEC Use only

4	Source of funds (See Instructions)
OO

5	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0

	8	Shared Voting Power
56,205,018 (*)

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
52,792,518 (**)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
56,205,018 (*)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☒ (***)

13	Percent of Class Represented by Amount in Row (11)
47.72%

14	Type of Reporting Person (See Instructions)
CO

(*)
Consists of the Koor Shareholdings and the shares held by the Israeli Shareholdings (collectively, the "DIC Shareholdings"). The reporting person disclaims beneficial ownership of the Koor Shareholdings and the Israeli Shareholdings. See Item 6.

(**)	Does not include the aforesaid 3,412,500 Ordinary Shares of the DIC Shareholdings in connection with which DIC holds voting rights.

(***)	Does not include the Epsilon Shareholdings.

Page 3 of 17 pages

SCHEDULE 13D
CUSIP NO. M2196U-10-9

1	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
Eduardo Sergio Elsztain

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐

3	SEC Use only

4	Source of funds (See Instructions)
OO

5	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
Argentina

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0

	8	Shared Voting Power
56,205,018 (*)

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
52,792,518 (**)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
56,205,018 (*)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☒ (***)

13	Percent of Class Represented by Amount in Row (11)
47.72%

14	Type of Reporting Person (See Instructions)
IN

(*)
Consists of the DIC Shareholdings. Does not include (i) the Epsilon Shareholdings and (ii) 5,264,621 Ordinary Shares held by subsidiaries of Clal Insurance Enterprises Holdings Ltd. ("CIEH"), a company whose shares (approximately 25.3% of the share capital of CIEH (consisting of approximately 20.3% held through a trustee and 5% held directly)) are held by IDB Development Corporation Ltd. ("IDB Development"), ,for members of the public through pension funds and insurance policies, which are managed by subsidiaries of CIEH (collectively, the “CIEH Shareholdings”). See also Item 5 below. The reporting person disclaims beneficial ownership of all the Ordinary Shares referred to in this note. See Item 5.

(**)	Does not include the aforesaid 3,412,500 Ordinary Shares of the DIC Shareholdings in connection with which DIC holds voting rights.

(***)	Does not include the Epsilon Shareholdings and the CIEH Shareholdings.
Page 4 of 17 pages

SCHEDULE 13D
CUSIP NO. M2196U-10-9

1	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
Wior Communications Ltd. (*)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐

3	SEC Use only

4	Source of funds (See Instructions)
OO (see Item 6)

5	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0

	8	Shared Voting Power
5,809,838 (**)

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
5,809,838 (**)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
5,809,838 (**)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
5.0% (**)

14	Type of Reporting Person (See Instructions)
IN

(*)	An Israeli private company wholly owned by Mr. Mauricio Wior and in which Mr. Wior is the sole director.

(**)	Includes shares held by Mario Blejer and his wholly-owned company, Blejer Communications Ltd. See Item 6. below for more information.

Page 5 of 17 pages

SCHEDULE 13D
CUSIP NO. M2196U-10-9

1	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
Mauricio Wior (*)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐

3	SEC Use only

4	Source of funds (See Instructions)
OO (see Item 6)

5	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0

	8	Shared Voting Power
5,809,838 (**)

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
5,809,838 (**)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
5,809,838 (**)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
5.0% (**)

14	Type of Reporting Person (See Instructions)
IN

(*)	Shares held through Wior Communications Ltd., an Israeli company wholly owned by Mr. Wior and in which Mr. Wior is the sole director.

(**)	Includes shares held by Mario Blejer and his wholly-owned company, Blejer Communications Ltd. See Item 6. below for more information.

Page 6 of 17 pages

SCHEDULE 13D
CUSIP NO. M2196U-10-9

1	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
Blejer Communications (*)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐

3	SEC Use only

4	Source of funds (See Instructions)
OO (see Item 6)

5	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0

	8	Shared Voting Power
5,809,838 (**)

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
5,809,838 (**)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
5,809,838 (**)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
5.0% (**)

14	Type of Reporting Person (See Instructions)
IN

(*)	An Israeli private company wholly owned by Mr. Mario Blejer and in which Mr. Blejer is the sole director.

(**)	Includes shares held by Mauricio Wior and his wholly-owned company, Wior Communications Ltd. See Item 6. below for more information.

Page 7 of 17 pages

SCHEDULE 13D
CUSIP NO. M2196U-10-9

1	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
Mario Blejer(*)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐

3	SEC Use only

4	Source of funds (See Instructions)
OO (see Item 6)

5	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0

	8	Shared Voting Power
5,809,838 (**)

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
5,809,838 (**)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
5,809,838 (**)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
5.0% (**)

14	Type of Reporting Person (See Instructions)
IN

(*)	Shares held through Blejer Communications Ltd., an Israeli company wholly owned by Mr. Blejer and in which Mr. Blejer is the sole director.

(**)	Includes shares held by Mauricio Wior and his wholly-owned company, Wior Communications Ltd. See Item 6. below for more information.

Page 8 of 17 pages

This Amendment No. 4 on Schedule 13D/A (the "Amendment") amends and supplements to the extent specified herein the Statement on Schedule 13D with respect to the ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares"), of Cellcom Israel Ltd. (the "Issuer"), initially filed with the Securities and Exchange Commission on May 20, 2014 (as amended, the “Statement”). Capitalized terms used herein without being defined herein have the meanings given to them in the Statement.

The following amends and supplements Items 2, 3, 5, 6 and 7 of the Statement.

Item 2. Identity and Background

Item 2 is hereby amended as follows:

(a), (b) and (c): The Reporting Persons.

As of this date, Mr. Eduardo Sergio Elsztain ("Elsztain") is the controlling shareholder of Discount Investment Corporation Ltd. ("DIC"). Mr. Elsztain holds (indirectly, through entities in his control) approximately 82.95% of the share capital of DIC (and approximately 80.42% of DIC's share capital on a fully diluted basis).

The following changes were made to the holdings of the Reporting Persons since the submission of Amendment No. 3 to Schedule 13D on July 6, 2018 ("The Post Amendment 3 Transactions"):

A.
On September 26, 2018, DIC extended the Swap Transaction (as defined in item 6 below) with a banking institution in connection with only 200,000 of the Swap Shares (as defined in item 6 below), until December 30, 2018, under identical conditions, and at a price per Swap Share which was the closing price of Issuer's shares on the Tel Aviv Stock Exchange Ltd., on the last trading day before the extension of the Swap Transaction, in the amount of NIS 24.75 per share. For details regarding the Swap Transaction, see Item 6 below.

B.
On December 3, 2018 Koor purchased 570,000 Ordinary shares of the Issuer represents 0.49% of the Issuer's issued and outstanding share capital in an over the counter (OTC) transaction for NIS15,344,400.

C.
With respect to Koor's securities lending transaction with the Israeli Shareholders, on December 17, 2018 and January 1, 2019, Koor transferred additional 151,550 Ordinary shares of the Issuer to the Israeli Shareholders (which represents 0.13% of the Issuer's issued and outstanding share capital). For details regarding the lending transaction between Koor and the Israeli Shareholders, see Item 6 below.

D.
On December 18, 2018, DIC exercised 1,578,550 options (Series 1) of the Issuer to 1,578,550 Shares of the Issuer at an exercise price of NIS 19.50 per Ordinary Shares (which represents 1.34% of the Issuer's issued and outstanding share capital).

E.
On December 18, 2018, DIC Communications and Technology Ltd. transferred 12,188,355 Ordinary Shares of the Issuer (which represented 10.68% of the Issuer's issued and outstanding share capital) to Koor.

F.
On December 31, 2018, DIC ended the Swap Transaction (as defined in item 6 below) with a banking institution in connection with 200,000 of the Swap Shares (as defined in item 6 below), and accordingly the said shares were sold at a rate of NIS 22.22 per share. For details regarding the Swap Transaction, see Item 6 below.

G.
On January 23, 2019, Koor purchased 237,216 Ordinary shares of the Issuer represents 0.20% of the Issuer's issued and outstanding share capital in an over the counter (OTC) transaction for NIS 4,384,345.

Page 9 of 17 pages

The following are the names of the Reporting Persons, the place of organization, principal business, and address of principal business of each Reporting Person that is a corporation, and the residence or business address and present principal occupation of each Reporting Person who is a natural person:

(1)          Koor an Israeli private corporation, with its business and principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 6702301, Israel, holds directly 45,404,130 Ordinary Shares. Koor is a wholly owned subsidiary of DIC.

(2)          DIC, an Israeli public corporation, with its business and principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 6702301, Israel owns, as of the date hereof, 100% of the outstanding shares of Koor. DIC organizes, acquires interests in, finances and participates in the management of companies.

The following person may, by reason of his interests in DIC, be deemed to control the corporations referred to in paragraphs (1) - (2) above:

(3)          Mr. Elsztain's address is 108 Bolivar St. (C1006AAD) Ciudad Autónoma de Buenos Aires, Argentina. His present principal occupations are Chairman of IDB Development, DIC, Property and Building Corporation Ltd and Elron Electronic Industry Ltd.; Chairman of IRSA Inversiones y Representaciones Socicedad Anonima, IRSA Propiedades Comerciales S.A., Cresud S.A.C.I.F y A, and Banco Hipotecario S.A.

As DIC has been informed, as of December 31, 2018:

Dolphin Netherlands B.V ("Dolphin Netherlands") is a company incorporated in the Netherlands, held by (a) Dolphin Investments (Gibraltar) Ltd., a company that was incorporated in Gibraltar, which is wholly owned by Dolphin Fund Limited ("Dolphin Fund") and holds 100% of the voting rights and approximately 0.01% of the capital rights of Dolphin Netherlands; (b) Tyrus S.A., which holds approximately 98.65% of the capital rights of Dolphin Netherlands. Dolphin Fund is controlled by Mr. Eduardo Elsztain (indirectly), through the holding of 85% in the share capital of Consultores Assets Management S.A. ("CAM"). The balance of CAM's share capital (15%) is held by Mr. Saul Zang, who holds office as a Director in DIC.

CAM is a company incorporated in Argentina which wholly owns Consultores Venture Capital Uruguay S.A ("CVCU"), a company incorporated in Uruguay. CVCU holds the entire voting rights in the Dolphin Fund (through its holding of 100% of the management shares in the Dolphin Fund) and it also operates as the Dolphin Fund's investment manager. The Dolphin Fund's share capital is comprised of two types of shares: management shares, which afford entitlement to voting rights, and participation shares, which do not afford entitlement to voting rights, but which hold the right to the receipt of a dividend and pro-rata entitlement to the surplus assets on dissolution (after the payment of the nominal amount that was paid for the management shares and the participation shares). The participation shares in the Dolphin Fund are held by Tyrus S.A. and by Ritelco S.A. (together, approximately 97.04%), both of which are companies incorporated in Uruguay and are wholly owned by the company IRSA Inversionesy Representaciones Sociedad Anonima ("IRSA").

IRSA is a company that was incorporated in Argentina, whose shares are listed for trading on the Buenos Aires Stock Exchange and on the New York Stock Exchange (GDS). IRSA is controlled by the company Cresud Sociedad Anonima Comercial, Inmobiliaria Financiera y Agropecuaria ("Cresud"), which has a holding of approximately 63.38% in it. Cresud is a company that was incorporated in Argentina, whose shares are listed for trading on the Buenos Aires Stock Exchange and on the NASDAQ Stock Exchange (ADR).

Inversiones Financieras del Sur S.A. ("IFISA") has a 22.91% holding in Cresud. IFISA is a private company that is registered in Uruguay and is wholly owned by IFIS Limited ("IFIS").  In addition, Agroinvestment S.A., a company incorporated in the Republic of Uruguay, which is held 100% by Mr. Elstein ("Agroinvestment"), holds 13.38% of the issued share capital of Cresud.

Page 10 of 17 pages

IFIS is a private investments company, which is registered in Bermuda, which is controlled, indirectly, by Mr. Eduardo Elsztain, who has a holding of approximately 64.96% of the voting rights in it, by virtue of his holdings in the share capital of IFIS (approximately 33.32% through CVCU and Consultores Venture Capital Ltd., a company that was incorporated in the Cayman Islands and which is wholly owned by CVCU and 26.98% through Agroinvestment), and by virtue of an irrevocable power of attorney that were given to Mr. Elsztain with respect to the additional voting rights in IFIS (Mr. Saul Zang, serving as a director in the Company is amongst those granting the power of attorney and indirectly holds approximately 3.32% in IFIS, and the companies through which Mr. Elsztain holds in IFIS as described above).

In addition to the holdings that are described above, Mr. Elsztain and the companies that are controlled by him hold additional shares in IRSA and in Cresud, such that Mr. Elsztain's overall holdings, directly and indirectly, stands at approximately 36.35% in Cresud and at approximately 63.38% in IRSA. Mr. Elsztain is the largest shareholder, directly and indirectly, in Cresud. The balance of the shares in IRSA and in Cresud is held by the public. It should be noted that Mr. Alejandro Elsztain, a director in DIC holds approximately 0.10% of IRSA's share capital, and approximately 1.42% of Cresud's share capital and approximately 5.12% of IFIS' share capital (indirectly). It should further be noted, that Messrs. Eduardo Elsztain and Alejandro Elsztain are siblings.

By reason of the control of DIC by Mr. Elsztain, as set forth above, Mr. Elsztain may be deemed beneficial owner of, and to hold the power to vote and dispose of, the Ordinary Shares owned beneficially by DIC and Koor.

(4)          Mr. Mauricio Wior's address is 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301. His present principal occupation is a director in public and private companies.  Wior Communications Ltd., an Israeli company ("Wior Communications"), has a business and principal office at 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel. Wior Communications' sole purpose is holding the shares of the Issuer and other rights that may be granted in the future with respect to such shares. Mr. Wior owns 100% of the shares, and is the sole director, of Wior Communications and is therefore deemed beneficial owner of, and to share the power to vote (subject to the Koor Lending Transaction described in Item 6 below), the Ordinary Shares owned beneficially by Wior Communications.

(5)          Mr. Mario Blejer's address is 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301. His present principal occupation is Vice Chairman of Banco Hipotecario S.A. Blejer Communications Ltd., an Israeli company ("Blejer Communications "), has a business and principal office at 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel. Blejer Communications' sole purpose is holding the shares of the Issuer and other rights that may be granted in the future with respect to such shares. Mr. Blejer owns 100% of the shares, and is the sole director, of Blejer Communications and is therefore deemed beneficial owner of, and to share the power to vote (subject to the Koor Lending Transaction described in Item 6 below), the Ordinary Shares owned beneficially by Blejer Communications.

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) Koor, (ii) DIC, (iii) Wior Communications and (iv) Blejer Communications are set forth in Schedules A, B and C attached hereto, respectively, and incorporated herein by reference.

(d)           None of the Reporting Persons, or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B and C to this Statement, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors.

(e)           None of the Reporting Persons, or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B and C to this Statement, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 11 of 17 pages

(f)            Mr. Elsztain is a citizen of Argentina.

(g)           Mr. Wior is a citizen of Israel and Argentina.

(h)           Mr. Blejer is a citizen of Israel and Argentina.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended as follows:

See Item 2(a) above.

The Post Amendment 3 Transactions were made from DIC's working capital.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

As of this date:

Koor is the direct owner of 45,404,130 Ordinary Shares, constituting approximately 38.55% of the Ordinary Shares then outstanding. DIC may be deemed beneficial owner of, and to share the power to vote and dispose, of the 45,404,130 Ordinary Shares held by Koor. In addition, 3,412,500 Ordinary Shares, representing approximately 2.90% of the outstanding Ordinary Shares, are held by two shareholders whose voting rights in respect of these shares are vested in Koor and whose dispositive power in respect of these shares is subject to certain rights of Koor. DIC may be deemed to share the power to vote and the other rights of Koor with respect to such 3,412,500 Ordinary Shares. In addition, DIC and Koor may be deemed beneficial owner of, and to share the power to vote, of the 5,809,838 Ordinary Shares, representing 5% of the outstanding Ordinary shares, held by the Israeli Shareholders due to a lending agreement with Koor.  See Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Each of Wior Communications and Blejer Communications is the direct owner of 2,904,919 Ordinary Shares, constituting 2.5% of the Ordinary Shares then outstanding, and each of Wior Communications (and  its sole shareholder, Mauricio Wior) and Blejer Communications (and its sole shareholder, Mario Blejer) may be deemed beneficial owner of, and to share the power to vote, the 2,904,919 Ordinary Shares held by the other by virtue of the voting agreement which is part of the agreement described in Item 6.

CIEH is a company whose shares (approximately 25.3% of the share capital of CIEH (consisting of approximately 20.3% held through a trustee and 5% held directly) are held by IDB Development. However, IDB Development disclaims beneficial ownership of the CIEH Shareholdings because, among other things, the Israeli Commissioner of Capital Markets, Insurance and Savings appointed a trustee to hold IDB Development's means of control in CIEH, including the voting power, except for 5% which remains held by IDB Development, and instructed IDB Development to dispose of its interest in CIEH.  In addition, 5,264,621 of the CIEH Shareholdings are held for members of the public through pension funds and insurance policies, which are managed by subsidiaries of subsidiaries of CIEH.

Each of Mr. Elsztain and DIC may each be deemed the beneficial owners of, and to share the power to vote and dispose of, an aggregate of 56,205,018 Ordinary Shares held by DIC and Koor (which includes 5,809,838 Ordinary Shares, constituting 5% of the Ordinary Shares then outstanding, held by the Israeli Shareholders by virtue of the agreement between Koor and the Israeli Shareholders described in Item 6), constituting in the aggregate approximately 47.72% of the Ordinary Shares then outstanding and, in addition, be deemed to share the power to vote and the other rights of Koor with respect to the aforementioned 3,412,500 Ordinary Shares held by two shareholders, constituting approximately 2.93% of the Ordinary Shares then outstanding. Each of the Israeli Shareholders, Wior Communications and Blejer Communications may be deemed beneficial owner of, and to share the power to vote, an aggregate of 5,809,838 Ordinary Shares, constituting 5% of the Ordinary Shares then outstanding.  This Statement shall not be construed as an admission by DIC and Mr. Elsztain that they are the beneficial owners of any of the Ordinary Shares covered by this Statement.

Page 12 of 17 pages

The Issuer advised the Reporting Persons that as of January 23, 2019 there were 116,196,729 Ordinary Shares outstanding, and the percentages of Shares outstanding set forth in this Schedule 13D/A are based on this number, except that for Koor, DIC (Koor's controlling shareholder as described above) and Elsztain (DIC controlling shareholder through companies in his control as described above), the percentages of Shares outstanding set forth in this Schedule 13D/A are based on 117,775,279 Ordinary Shares outstanding, comprised of (i) 116,196,729 Ordinary Shares outstanding as described in this paragraph above, plus (ii) 1,578,550 Koor Options, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

Information provided to the Reporting Persons indicates that none of the executive officers and directors of DIC and Koor owned as of January 23, 2019, or purchased or sold from November 23, 2018 through January 23, 2019, any Ordinary Shares (except for Mr. Mauricio Wior, who is a reporting person and also serves as a director in DIC).

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Item 6 is hereby amended as follows:

1.          On June 26, 2018 DIC purchased 1,150,000 Ordinary Shares of the Issuer through a swap transaction with a banking institution (the "Swap Transaction", the "Swap Shares", the "Bank"). As part of the Swap Transaction, DIC acquired (in a DVP transaction) the Swap Shares from a third party (one or more, whose identity/identities is/are unknown to DIC), which engaged with the Bank (the “Seller”), according to a price per Swap Share which was the closing price of the Issuer share on the Tel Aviv Stock Exchange Ltd. (the “Stock Exchange”) on the last trading day before the execution of the Swap Transaction (the “Base Price”). The Swap Transaction is in effect for a period of 90 days (subject to the option of early termination), during which the Swap Shares are owned by DIC. On the termination date of the Swap Transaction, DIC will sell (in a DVP transaction) to the Seller shares of the Issuer in amount equal to the amount of the Swap Shares, according to a price per share which will be the closing price of the Issuer share on the Stock Exchange as of the last trading day before the termination date of the Swap Transaction (the “End Price”). The Swap Transaction is a margin transaction such that if at the end of the Swap Transaction the End price is higher than the Base Price than DIC will transfer the difference to the Bank and if the End price is lower than the Base Price than the Bank will indemnify DIC. Additionally, as part of the Swap Transaction and as collateral for DIC fulfilling its obligations to the Bank, DIC pledged in favor of the Bank, through a fixed pledge, the Swap Shares, as well as a NIS deposit in an amount equal to 5% of the value of the Swap Shares according to the Base Price. During the Swap Transaction the Swap Shares are owned by DIC; however, DIC is not entitled to the upside on the Swap Shares (if and to the extent there will be such). DIC paid the Bank agreed upon premium and commission for arranging the Swap Transaction. Details regarding the ending of said Swap Transactions see items 2A and 2F above. The Swap Transaction won't influence DIC's financial statement except for payment of insignificant premium and commission as mentioned above.

2.          5,809,838 Ordinary Shares, constituting 5% of the Issuer's outstanding share capital, are held by two Israeli Shareholders. One Israeli shareholder is Wior Communications, controlled by Mr. Mauricio Wior, who is the vice chairman of the Issuer and an alternate director in DIC; and the other Israeli shareholder is Blejer Communications, controlled by Mr. Mario Blejer, who is an alternate director in IDB Development, a company controlled by the Issuer's controlling shareholder, pursuant to a lending transaction with Koor (the "Koor Lending Transaction"). According to the said Koor Lending Transaction, on January 31, 2018 and February 6, 2018, 5,052,228 Ordinary Shares, then constituting 5% (2.5% to each) of the outstanding share capital, were transferred from Koor to the Israeli Shareholders, on June 28, 2018, additional 606,060 Ordinary Shares, on December 2018 and January 2019, additional 151,550 Ordinary Shares were transferred from Koor to the Israeli Shareholders.

The Koor Lending Transaction (dated January 2018) was entered into to satisfy a requirement of the Israeli Ministry of Communication that citizens and residents among the Issuer's founding shareholders (or their approved transferees) must own at least 5% of the Issuer's outstanding share capital and each of the Issuer's other "means of control" (defined under Israeli Companies Law to include voting rights), which requirement is included in the Issuer's general license to provide cellular services.

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The main terms of the agreement are:

•	The agreement will be in force until December 31, 2018 and will be automatically extended by a one year term until terminated according to its terms.

•
Koor will have the right to terminate the agreement at any time and receive all or part of the Transferred Shares. The Israeli Shareholders will not be able to transfer the Transferred Shares without Koor's approval and subject to additional terms, including the transferees assuming the Israeli Shareholder's obligation towards Koor pursuant to the Agreement, the transferees being "Israeli Shareholders" under the Company's cellular license and the Israeli Ministry of Communication's ("MOC") prior approval of such transfer, if required.

•
As long as such requirement exits in Cellcom's cellular license, the Israeli Shareholders will have the right, jointly and not severally, by a majority decision among themselves, to appoint 10% of the Company's directors (currently – one director). The Israeli Shareholders will vote with Koor in all shareholders resolutions (including the nomination of directors suggested by Koor).

•
The Transferred Shares (including all rights or income therefrom) will be pledged by a first-degree pledge in favor of Koor, and any realization of such pledge will be subject to the receipt of the MOC's approval, if required.

•
In case of any dividend or other distribution (including rights by way of a rights offering), these will be transferred by the Israeli Shareholders to Koor. In case of other corporate actions, including conversion, sub-division, consolidation etc., Koor may notify the Israeli Shareholders, at its sole discretion, if such rights will be part of the Transferred Shares or shall be transferred to Koor.

Item 7.	Material to Be Filed as Exhibits

Schedules A, B, C, D and E
Name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) Koor, (ii) DIC (iii) Wior Communications Ltd. and (iv) Blejer Communications Ltd. (other than Schedule C, the Schedules are incorporated by reference to the Schedule 13D/A filed on May 10, 2018).

Exhibit 1
Authorization Letter dated April 30, 2018 between Koor and DIC authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of Koor (incorporated by reference to the Schedule 13D/A filed on May 10, 2018).

Exhibit 2
Authorization Letter dated May 14, 2014 between Eduardo Elsztain and DIC authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of Eduardo Elsztain (incorporated by reference to the Schedule 13D filed on May 20, 2014).

Exhibit 3
Authorization Letter dated April 30, 2018 between Mauricio Wior and Wior Communications Ltd. and DIC authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of Mauricio Wior and Wior Communication Ltd. (incorporated by reference to the Schedule 13D/A filed on May 10, 2018).

Exhibit 4
Authorization Letter dated April 30, 2018 between Mario Blejer and Blejer Communications Ltd. and DIC authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of Mario Blejer and Blejer Communications Ltd. (incorporated by reference to the Schedule 13D/A filed on May 10, 2018).

Page 14 of 17 pages

SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: January 31, 2019

KOOR INDUSTRIES LTD.
DISCOUNT INVESTMENT CORPORATION LTD.
EDUARDO SERGIO ELSZTAIN

BY: DISCOUNT INVESTMENT CORPORATION LTD.
BY: /s/ Sholem Lapidot /s/ Aaron Kaufman

Sholem Lapidot and Aaron Kaufman, authorized signatories of Discount Investment Corporation Ltd., for itself and on behalf of, Koor Industries Ltd. and Eduardo Sergio Elsztain, pursuant to agreements annexed to the Statement filed on May 20, 2014 as Exhibits 1 and 3 thereto.

/s/ Mauricio Wior
MAURICIO WIOR

WIOR COMMUNICATIONS LTD.

/s/ Mauricio Wior
Name: Mauricio Wior
Title: Director

/s/ Mario Blejer
MARIO BLEJER

BLEJER COMMUNICATIONS LTD.

/s/ Mario Blejer
Name: Mario Blejer
Title: Director

Page 15 of 17 pages

Schedule C
Directors and Executive Officers
of
Discount Investment Corporation Ltd.
(as of January 31, 2019)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Eduardo Sergio Elsztain Bolívar 108 1st Floor Ciudad Autónoma de Buenos Aires (C1066AAD), Argentina	Chairman of the Board of Directors
Chairman of the Boards of Directors of IDB Development, DIC, Property and Building Corporation Ltd and Elron Electronic Industry Ltd.; Chairman of IRSA Inversiones y Representaciones Socicedad Anonima, IRSA Propiedades Comerciales S.A., Cresud S.A.C.I.F y A, and Banco Hipotecario S.A.; Businessman and director of companies.

Alejandro Gustavo Elsztain Bolívar 108 1st Floor Ciudad Autónoma de Buenos Aires (C1066AAD), Argentina	Director
Chairman of Gav-Yam Bayside Ltd., Mehadrin Ltd. and Fibesa S.A.Vice-Chairman of Property and Building Corp. Ltd., Empredimiento Recoleta S.A., IRSA Inversiones y Representaciones Sociedad Anónima and IRSA Propiedades Comerciales S.A.and Nuevas Frontertas S.A., CEO of Cresud S.A.C.I.F. y A and director of companies.

Saul Zang Florida 537, 18th Floor Ciudad Autónoma de Buenos Aires (C1005 AAK), Argentina	Director
Vice-Chairman of Elron Electronic Industry Ltd., IRSA Inversiones y Representaciones Sociedad Anónima, Cresud S.A.C.I.F. y A and IRSA Propiedades Comerciales S.A.;Partner and founder of Zang, Bergel & Vines Law firm and director of companies

Sholem Lapidot 3 Azrieli Center, The Triangular Tower, 41st floor, Tel-Aviv 6702301, Israel	Director and CEO	Chief Executive Officer of DIC, IDB Development and director of companies.
Moshe Matalon 11 HaLivne St., Herzlia Israel	External Director	Business consultant; Director of companies.
Lily Ayalon 58 Sderot Ha'Prachim, Reut, Israel	Director	Business consultant; Director of companies.
Meir Jacobson 11 a Nitzanim St., Ramat Gan	External Director	Director of companies.

Joseph Singer 14 Mordechai Zeira St., Tel Aviv, Israel	Director	Chairman of Generation Capital Ltd. and Generation Management Ltd., director of companies.
Mauricio Elias Wior Reconquista 151 Ciudad Autónoma de Buenos Aires (C1003 ABC), Argentina	Alternate director for Sholem Lapidot	Chairman of Shufersal Ltd, Vice Chairman of Cellcom Israel Ltd. and Director of companies.
Gil Kotler 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	Chief Financial Officer	Chief Financial Officer of DIC and IDB Development.
Aaron Kaufman 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	VP & General Counsel	VP & General Counsel of DIC and IDB Development.

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Haim Tabouch 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	VP Controlling	VP Controlling of DIC and IDB Development.
Perach Lerner 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	VP Regulation	VP Regulation of DIC and IDB Development.
Amir Harosh 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	Chief Comptroller	Chief Comptroller of DIC and Comptroller of IDB Development Corporation Ltd.
Ori Jano 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	Comptroller	Comptroller of DIC

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